UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


Application of Northeast Nuclear      ) CERTIFICATE PURSUANT TO
Energy Company                        ) RULE 24 UNDER THE PUBLIC UTILITY
on Form U-1 File No. 70-10112         ) HOLDING COMPANY ACT OF 1935


      Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Nuclear Energy Company ("NNECO"), a public utility subsidiary of Northeast Utilities, a registered public utility holding company under the Act, hereby certifies that the transactions as proposed in the Application/Declaration to the Commission on Form U-1 (File No.
70-10112), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27748, dated November
7, 2003, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Commission's order with respect thereto. In such order the Commission granted authorization, through December
31, 2004, for NNECO to pay dividends to or repurchase shares of its common stock from Northeast Utilities out of capital or unearned surplus, in an amount up to $16.2 million.

      NNECO certifies that, on December 31, 2003, NNECO repurchased 1,470 shares of its common stock from NU for an aggregate amount of $15,043,000 out of capital or unearned surplus.

      Submitted with this Certificate is the "past tense" opinion of counsel.

Exhibits

F-2 - Post Effective Opinion of Counsel

                   [SIGNATURE PAGE TO FOLLOW]


                            SIGNATURE

      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the Applicants have duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                          Northeast Nuclear Energy Company


                          By: /s/ Randy A. Shoop
                              Name: Randy A. Shoop
                              Title: Assistant Treasurer - Finance
                              of Northeast Utilities Service Company,
                              as Agent for NNECO

Dated:  January 9, 2004